Mail Stop 6010

October 30, 2008

Christian Itin
President and Chief Executive Officer
Micromet, Inc.
6707 Democracy Blvd., Suite 505
Bethesda, Maryland 20817

> **Re: Micromet, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 24, 2008**
> **File No. 333-154732**

Dear Mr. Itin:

        We have limited our review of the above referenced registration statement to only the issues identified herein. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Private Placement addressed in Form 8-K filed October 6, 2008

1. Please revise the registration statement to discuss the facts and circumstances of the private placement conducted by the company on September 29, 2008 in which 9,411,948 shares of common stock and 2,823,584 shares of common stock issuable upon the exercise of warrants were issued. We note that this description is included in the Form 8-K filed by the company on October 6, 2008.

Form S-3

2. It appears that the Form 8-K filed by the company on October 6, 2008 was not timely filed in accordance with General Instruction B.1 of Form 8-K, resulting in

the company's loss of eligibility to use Form S-3 pursuant to General Instruction I.3(b) of Form S-3. Please explain to us why you believe you are eligible to use the Form S-3, or, in the alternative, please amend your registration statement on an appropriate form.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Crotty at (202) 551-3563, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthias Alder, Esq.
        Senior Vice President, General Counsel and
        Corporate Secretary
        Micromet, Inc.
        6707 Democracy Blvd., Suite 505
        Bethesda, Maryland 20817

        Christian E. Plaza, Esq.
        Brian F. Leaf, Esq.
        Cooley Godward Kronish LLP
        One Freedom Square
        Reston Town Center
        11951 Freedom Drive
        Reston, Virginia 20190